Mail Stop 7010
      November 15, 2005

By U.S. Mail and Facsimile

Ms. Shannon Downs
Chief Financial Officer
Canadian Rockport Homes International, Inc.
700 West Pender Street, Suite 507
Vancouver, B.C. Canada V6C 1G8

Re:	Canadian Rockport Homes International, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-K/A for the Fiscal Year Ended December 31, 2004
      	Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No.  333-62786

Dear Ms. Downs:

      We have reviewed your response letter dated October 18, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

General

1. Please file all appropriate Exchange Act filings, including, but not limited to the current delinquent Form 10-Qs.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9

Liquidity and Capital Resources, page 12

2. Please revise your table of contractual obligations to include your loans payable, notes payable and the portion of your accrued compensation covered by employee contracts at December 31, 2004 as required by Item 303(A)(5) of Regulation S-K. In addition, please include in your table, or provide footnote disclosure thereto, the estimated cash requirements for interest on your debt and capital lease obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should also be included in the table. Refer to footnote 46 of Release No 33-8350 Interpretation-Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

3. As previously requested in prior comment 5, please discuss the changes in the construction-in-progress account from period to period and how the agreement that was concluded with TWiC in 2004 impacts future manufacturing of molds and the supply of services required for construction of the Chilean plant. See Section IV. of Release No. 33-8350, Interpretation - Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Financial Statements, page F-1

Consolidated Statement of Stockholders` Equity (Deficit), page F-7

4. It appears that your balances at December 31, 2003 and December 31, 2004 are not cumulative. Please revise your consolidated statement of stockholders` equity such that the balances for the aforementioned periods equal the amounts shown on your consolidated balance sheets. In addition, please provide an additional column that reflects total shareholders` equity.

Item 9A - Controls and Procedures, page 15

5. We note your response to prior comment 13, but your response does not address how you have concluded that your disclosure controls and procedures are effective given that your Exchange Act filings were not timely filed during fiscal 2004 and fiscal 2005. In this regard, please supplementally explain to us how your officers determined their conclusion for both the year ended December 31, 2004 and the interim period ended March 31, 2005.

6. We note that "the principal executive and the principal financial officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." Please amend your filing to state your conclusion while providing the complete definition of disclosure controls and procedures or alternatively, state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rule 13a-15(e).


Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Note 6 - Leases

7. Your note disclosure states that, "pursuant to guidance from legal counsel, it is management`s belief that the related liabilities associated with this lease were extinguished." Since your disclosure is not clear as to whether you have been legally discharged from your obligation, please revise your disclosure to provide a detailed explanation as to how your extinguishment of the lease liability complies with paragraph 16 of SFAS 140, Accounting for Transfers and
Servicing of Financial Assets and Extinguishments of Liabilities. Your explanation should be sufficiently detailed so that the legal basis for the discharge is clearly supported through release or Chilean law. In addition, considering the monthly rent was $31,297, and you have not made payments since April 2002, revise to explain how the amount of the liability was derived.

Item 4 - Controls and Procedures

8. You disclose that your evaluation of the effectiveness of disclosure controls and procedures was conducted within 90 days prior to the date of your Form 10-Q. Please revise your disclosure to state that management`s evaluation was as of the end of the fiscal quarter as required by Rule 13a-15(b).

Exhibit 31 - Certifications

9. Your section 302 certifications refer to the company as a "small business issuer." Since it does not appear that you are classified as a small business, please revise your certifications to follow the wording specified in Item 601(B)(31) of Regulation S-K.

*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, John
Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
								Accounting Branch Chief
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Ms. Shannon Downs
Canadian Rockport Homes International, Inc.
November 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE